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                       Securities and Exchange Commission
                                 Washington, DC

                                   Form U-6B-2
                           Certificate of Notification
                         Progress Capital Holdings, Inc.
                            410 S. Wilmington Street
                                Raleigh, NC 27602



Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by Florida Progress Corporation for its subsidiary Progress Capital Holdings, Inc.

This certificate is notice that the above named company has issued, renewed, or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Public Utility Holding Company Act of 1935, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by U-48, [Reg. Section 250.48, paragraph 36,621].

REQUIREMENTS:

1.       Type of the security or securities.

         Commercial Paper

2.       Issue, renewal or guaranty.

         Issuance

3.       Principal amount of each security.

         Commercial paper balance at 12/31/01 was $0.00. Progress Capital Holdings, Inc. issued $1,032,500,000.00 in commercial paper from 10/01/01 through 12/31/01.
         The company terminated the commercial paper facility in November of 2001.

4.       Rate of interest per annum of each security.

         3.00% weighted average rate.

5.       Date of issue, renewal or guarantee of each security.

         October 01, 2001 through December 31, 2001.

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6.   If renewal of security, give date of original issue.

     N/A

7.   Date of maturity of each security.
             (In case of demand notes, indicate "on demand").

     N/A

8.   Name of the person to whom each security was issued, renewed or guaranteed.

     Goldman Sachs, Chase Securities and Merrill Lynch

9.   Collateral given with each security, if any.

     None

10.  Consideration received for each security.

     Cash

11.  Application of proceeds of each security.

     Proceeds of commercial paper together with money pool borrowings were used for general corporate purposes and to make loans to subsidiaries as follows:

     Progress Capital Holdings Inter-company Borrowings:
     --------------------------------------------------

     Lending Company                Borrowing Company                    Amount ($)
     ---------------                -----------------                    ----------
     Progress Capital Holdings      Progress Funding                       97,163.00
     Progress Capital Holdings      Progress Provisional Holdings         559,847.99
     Progress Capital Holdings      Progress Telecomm                  79,542,048.10
     Progress Capital Holdings      Florida Progress                  125,914,604.92
     Progress Capital Holdings      Progress Energy                       753,641.35
     Electric Fuels                 Progress Capital Holdings          44,707,302.67

     The range of interest rates on these borrowings was 3.8% to 2.8%.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.   The provision contained in the first sentence of Section 6(b)
     b.   The provisions contained in the fourth sentence of Section 6(b)
     c. The provisions contained in any rule of the Commission other than Rule U-48

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13.   If the security or securities were exempt from the provisions of Section
      6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding shall be considered as maturing in not more than nine months for the purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).

      N/A

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

      N/A

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 (Reg.
      Section 250.48, paragraph 36,621) designate the rule under which exemption is claimed.

      Rule 52(b)

                                             Progress Capital Holdings, Inc.
                                             a subsidiary of Florida Progress
                                             Corporation


                                             By: /s/ Thomas R. Sullivan
                                                 ____________________________
                                                 Thomas R. Sullivan
                                                 Treasurer

Date: April 8, 2002